Mail Stop 4628

                                                             March 29, 2019

Via E-mail
Ivan Menezes
Chief Executive Officer
Diageo PLC
Lakeside Drive
Park Royal, London, NW10 7HQ, England

       Re:     Diageo PLC
               20-F for Fiscal Year Ended June 30, 2018
               August 6, 2018
               File No. 1-10691

Dear Mr. Menezes:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

General

1. In a letter to the staff dated February 24, 2016, you discussed sales by your indirect wholly-owned subsidiary to an entity in Turkey for export to and sale in Syria. You state on page 24 of the 20-F that you operate and have a presence in over 180 countries, and a diagram on that page appears to indicate that those countries include North Korea, Sudan and Syria. North Korea, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

       Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea and Sudan, and any such contacts with Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect
 Ivan Menezes
Diageo PLC
March 29, 2019
Page 2
       arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                              Sincerely,

                                                              /s/ Cecilia Blye

                                                              Cecilia Blye,
Chief
                                                              Office of Global
Security Risk

cc:    John Reynolds
       Assistant Director
       Division of Corporation Finance

       Siobhan Moriarty
       Diageo PLC

       Evan Scott Simpson
       Sullivan & Cromwell LLP